March 20, 2009
VIA EDGAR
Mr. Kevin Woody — Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Care Investment Trust Inc. Form 10-K for the fiscal year ended December 31, 2007 File No. 1-33549
Dear Mr. Woody:
On behalf of Care Investment Trust Inc. (the “Company”), set forth below are the responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in the letter dated February 18, 2009. For your convenience we have set forth below the Staff’s comments in bold, italic typeface followed by responses to each comment.
Form 10-K for the fiscal year ended December 31, 2007
Item 1. Business
Investments
Real Estate Acquisition, page 10
1.     We note your response to comment 1 of our letter dated December 17, 2008 referring to the current descriptions of your interests in the partially owned entities. Please clarify if the preferred return dates for both of your partially owned investments are deferred and accumulated when the entities are not able to pay those rates in a given year. For the Cambridge portfolio, provide the metrics that terminate the escalation clause and clarify if the preferred return rate resets to 8% once the performance metrics are achieved. Similar disclosure should be included in future filings when applicable.
The Company respectfully informs the Staff that the preferred return does not accumulate, and is eliminated completely upon meeting the performance metrics described below. We have updated our disclosure related to our acquisition of the Cambridge portfolio on page 5 of our Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009, and have provided the disclosure here for the convenience of the Staff:
We paid $64.7 million in cash and equity for our interests in the Cambridge portfolio, which consisted of $61.9 million of cash and commitments to issue operating partnership units to

Cambridge with a present value of $2.9 million at December 31, 2007, subject to the underlying properties achieving certain performance hurdles. The operating partnership units are held in escrow and will be released to Cambridge only upon the achievement of certain performance measures. Under the terms of our investment, we will receive an initial preferred minimum return of 8.0% on capital invested with 2.0% per annum escalations until the earlier of seven years from the date of close or when the entities have generated sufficient cash to provide the preferred return without reliance on the credit support (described below) for four of six consecutive quarters, with total cash generated from the portfolio for the six quarters sufficient to cover the preferred return over that period. Thereafter, the Company’s preferred equity interest converts to pari-passu common equity, 85% to Care and 15% to Cambridge.
The preferred return is guaranteed by three forms of credit support, which are in place until the earlier of (i) December 31, 2014 and (ii) cash flow from the properties generates the required return. The forms of guarantee are: (i) a claim on cash flow attributable to Cambridge’s 15% stake, (ii) a claim on the dividends payable on the operating partnership units issued to Cambridge and (iii) our ability to cancel operating partnership units issued at close (currently held in escrow). If, in any given quarter, the entities are not able to generate cash flow from the properties to generate the required preferred return for the Company, the Company will rely first on a claim on cash flow attributable to Cambridge’s 15% stake. If that is not sufficient, then the Company will rely on a claim on the dividends payable on the operating partnership units issued to Cambridge. Finally, if that is still not sufficient, the Company will rely on its ability to cancel operating partnership units issued at the closing of our investment (currently held in escrow).
2. In connection with your response to comment 1, the operating information for the Cambridge portfolio appears material based on your interest in it comprising over 20% of your total investments. We also note that you have provided summary operating data for the SMC joint venture. Please provide the previously requested disclosure or explain how this investment is different from the SMC joint venture. Similar disclosure should be included in future filings.
The Company respectfully informs the Staff that, in response to the Staff’s comment, it has provided summary operating data for the properties included in its current unconsolidated Cambridge joint venture, including weighted average rent per square foot, average square footage per tenant, weighted average remaining lease term, largest tenant as a percentage of total rental square feet and a 10-year lease maturity table on the bottom of page 4 and page 5 of the Company’s Form 10-K for the year ended December 31, 2008. We have included the disclosure here for the convenience of the staff:
We own an 85% equity interest in eight limited liability entities that own nine Class A medical office buildings developed and managed by Cambridge Holdings, Inc. (“Cambridge”) totaling approximately 767,000 square feet located in major metropolitan markets in Texas (8) and Louisiana (1). These facilities are situated on leading medical center campuses or adjacent to prominent acute care hospitals or ambulatory surgery centers, and are affiliated with or tenanted by the leading hospital systems and doctor groups in their respective markets, including MD Anderson Cancer Center and Texas Health Resources. Cambridge owns the remaining 15% interest in the facilities and operates them under long-term management contracts. Under the terms of the management agreement, Cambridge acts as the manager and leasing agent of each medical office building, subject to certain removal rights held by us. The medical office building properties are 95% leased at December 31, 2008.
The table below provides information with respect to the Cambridge portfolio:

Weighted average rent per square foot	$22.37
Average square foot per tenant	6,396
Weighted average remaining lease term	6.43 years
Largest tenant as percentage of total rental square feet	8.83%
Lease Maturity Schedule:

				% of
	Number of			Rental
Year	tenants	Square Ft	Annual Rent	Sq Ft
2009	11	23,451	$477,485	2.78%
2010	10	21,387	464,563	2.71%
2011	24	83,637	1,612,876	9.39%
2012	13	62,345	1,372,870	7.99%
2013	19	74,004	1,523,532	8.87%
2014	5	23,080	476,153	2.77%
2015	12	95,163	1,899,584	11.06%
2016	11	57,610	1,214,008	7.07%
2017	2	20,982	950,183	5.53%
2018	1	55,770	1,418,231	8.26%
Thereafter	12	250,084	5,762,400	33.57%
				100.00%
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Statements
Consolidated Statement of Operations, page 67
3.     We note your response to comment number 3. Please provide management’s basis for determining that the $800,000 of interest earned on invested cash classified within other income is insignificant given that it represents 47% of the financial statement line item, and 6% of total revenues.
In response to the Staff’s comment, the Company agrees with the Staff’s view that interest income from cash balances should be reflected in the income statement as prescribed in Rule 5-

03 to Regulation S-X. Accordingly, in its Form 10-K for the year ended December 31, 2008, we have changed the presentation of our consolidated statement of operations to include, as a separate line item, “interest earned on cash balances,” as part of the Other (Income) Expense line.
Note 4 — Investments in Partially-owned Entities, page 77
4.     We note your response to prior comment 4 which indicates that management evaluated the guidance in paragraph 5 of FIN 46(R) and concluded that the eight limited entities owning nine medical office buildings are not variable interest entities. Please provide in detail management’s FIN 46(R) analysis supporting the conclusion that the entities are not variable interest entities. Within your response, please ensure that you specifically address paragraph 5.c. of FIN 46(R) focusing on the voting rights (which appear to be 33.333% for Care Investment Trust Inc. within the board of each “MOB Property”) and the proportionality of those rights to the obligation to absorb expected losses of these entities, to receive the expected residual returns of these entities, or both.
In concluding that the Cambridge acquisition should be accounted for under the equity method, we thoroughly considered the relevant accounting guidance, specifically FIN 46(R), EITF — 04-5, ARB 51 and SOP 78-9 as follows. Below is our analysis pursuant to FIN 46(R):
We first considered FIN 46(R) because we believed that our investment in Cambridge qualified as a variable interest pursuant to paragraph 3 of the standard, and did not meet the business scope exception as discussed in paragraph 4. We then examined paragraph 5, and concluded that the Cambridge venture did not qualify as a variable interest entity, based on the following:

Rule	Analysis

Rule		Analysis
FIN 46(R) evaluation of		Evaluation in accordance with
paragraph 5(a):		paragraph 5(a):
Pursuant to paragraph 5(a), “the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”		The total equity at risk at December 31, 2007 (the closing of the transaction) is approximately $84 million, of which approximately $66 million represents the Company’s equity and approximately $18 million represents the Cambridge equity. In order not to qualify as a VIE in accordance with paragraph 5(a) of FIN 46(R):

	1.	In accordance with the agreements, in each MOB Property, key decisions are controlled by a management board. The board of each MOB Property has three members, two from Cambridge and one from the Company.

	2.	The Company’s contribution was made in cash, and Cambridge’s contribution was real estate. Neither party’s contribution was made in exchange for subordinated interests in other VIEs. In addition:

	i.	Neither party’s contribution was made in the form of fees or services to the MOB Properties; and

	ii.	Neither party’s contribution was financed for them by a party outside of the purchase agreement.

	Rule	Analysis
	FIN 46(R) evaluation of	Evaluation in accordance with
	paragraph 5(b):	paragraph 5(b):
	Pursuant to paragraph 5(b), “as a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:	Based on the fact that both owners of the MOB Properties have equity investments at risk in Paragraph 5(a) of FIN 46(R), the parties need to be evaluated as a group in determining whether any of these conditions have been met. Based on the fact that the equity holders at risk both individually and as a group participate in management, would be responsible to fund losses and would participate in residual returns, the criteria in paragraph 5(b) of FIN 46(R) do not apply.

A.	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

B.	The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

C.	The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.”

Rule	Analysis
FIN 46(R) evaluation of	Evaluation in accordance with
paragraph 5(c):	paragraph 5(c):
Pursuant to paragraph 5(c), the equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.	As mentioned above, the voting rights of Cambridge exceed the voting rights of the Company in the MOB Properties. Based on the guidance in paragraph 5(c), in addition to having disproportionately few voting rights, in order to be a VIE, “substantially all” of the MOB Properties operations would need to involve or be conducted on behalf of the Company. On a quantitative basis, “ substantially all” has typically been defined as greater than 90%. Since the Company owns 85% as a limited ownership interest, on a quantitative basis, it does not appear that they would have “substantially all” of the activities completed on the Company’s behalf. This percentage decreases when considering management fees and other residual awards to be received by Cambridge should the properties perform as expected over time. The Company acknowledges that there are also qualitative aspects to the meaning of “substantially all” in the context of paragraph 5(c) of FIN 46(R), and greater than 90% of the ownership should not be considered a “bright line” for the determination of whether or not the operations of the MOB Properties involve or are conducted on behalf of the Company.

Relevant qualitative factors considered include the following:
•	Cambridge is the manager of the MOB Properties and receives fees for performing such services. As a limited partner, the Company is not involved in the management of any of the MOB Properties.
•	The employees assigned to the Company do not receive incentive compensation which is specifically tied to the performance of the MOB Properties.
•	The Company is not a lessee in any of the MOB Properties.
•	The Company does not depend on the MOB Properties in conducting its ongoing business activities.
•	The Company does not hold options or securities to acquire Cambridge’s 15% interest in the MOB Properties.
•	The Company does not depend on the use of the MOB Properties when conducting its other ongoing business.
•	The Company does not provide any services (i.e. technical, consulting or administrative) to the MOB Properties.
•	The Company is not required to provide additional funding if operating losses were to occur.
Because the MOB Properties did not meet the conditions under paragraph 5 (a), (b) or (c) of FIN
46(R), we have concluded that they did not meet the definition of a variable interest entity and should therefore not be consolidated by the Company.

*       *       *
In connection with the foregoing responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comment concerning the foregoing, please contact the undersigned at (212) 771-9313.
Sincerely,
/s/ Paul E. Hughes
Paul E. Hughes
Chief Financial Officer & Treasurer

cc:	Mr. F. Scott Kellman Mr. Salvatore V. Riso, Jr. Ms. Karen A. Dewis, Esq. Mr. Thomas P. Conaghan, Esq.